Form **1120S**

Department of the Treasury
Internal Revenue Service

U.S. Income Tax Return for an S Corporation

u **Do not file this form unless the corporation has filed or is attaching Form 2553 to elect to be an S corporation.**

u **Information about Form 1120S and its separate instructions is at *www.irs.gov/form1120s*.**

OMB No. 1545-0123

2016

For calendar year 2016 or tax year beginning , ending

A S election effective date: 01/01/15	Name: PERCHANCE INC	D Employer identification number: 46-5285776
B Business activity code number (see instructions): 541519	Number, street, and room or suite no. If a P.O. box, see instructions.: 1200 BRICKELL BAY DRIVE, #3415	E Date incorporated: 10/10/2013
C Check if Sch. M-3 attached ☐	City or town, state or province, country, and ZIP or foreign postal code: MIAMI FL 33131	F Total assets (see instructions): $ 12,616

TYPE OR PRINT

G Is the corporation electing to be an S corporation beginning with this tax year? ☐ Yes ☒ No If "Yes," attach Form 2553 if not already filed

H Check if: **(1)** ☐ Final return **(2)** ☐ Name change **(3)** ☐ Address change **(4)** ☐ Amended return **(5)** ☐ S election termination or revocation

I Enter the number of shareholders who were shareholders during any part of the tax year u 2

Caution. Include **only** trade or business income and expenses on lines 1a through 21. See the instructions for more information.

Section	Line	Description			Line	Amount
Income	1a	Gross receipts or sales	1a			
	b	Returns and allowances	1b			
	c	Balance. Subtract line 1b from line 1a			1c	
	2	Cost of goods sold (attach Form 1125-A)			2	
	3	Gross profit. Subtract line 2 from line 1c			3	
	4	Net gain (loss) from Form 4797, line 17 (attach Form 4797)			4	
	5	Other income (loss) (see instructions—attach statement)			5	
	6	**Total income (loss).** Add lines 3 through 5 u			6	
Deductions (see instructions for limitations)	7	Compensation of officers (see instructions–attach Form 1125-E)			7	
	8	Salaries and wages (less employment credits)			8	
	9	Repairs and maintenance			9	
	10	Bad debts			10	
	11	Rents			11	
	12	Taxes and licenses			12	150
	13	Interest			13	
	14	Depreciation not claimed on Form 1125-A or elsewhere on return (attach Form 4562)			14	
	15	Depletion **(Do not deduct oil and gas depletion.)**			15	
	16	Advertising			16	
	17	Pension, profit-sharing, etc., plans			17	
	18	Employee benefit programs			18	
	19	Other deductions (attach statement) SEE STMT 1			19	3,573
	20	**Total deductions.** Add lines 7 through 19 u			20	3,723
	21	**Ordinary business income (loss).** Subtract line 20 from line 6			21	-3,723
Tax and Payments	22a	Excess net passive income or LIFO recapture tax (see instructions)	22a			
	b	Tax from Schedule D (Form 1120S)	22b			
	c	Add lines 22a and 22b (see instructions for additional taxes)			22c	
	23a	2016 estimated tax payments and 2015 overpayment credited to 2016	23a			
	b	Tax deposited with Form 7004	23b			
	c	Credit for federal tax paid on fuels (attach Form 4136)	23c			
	d	Add lines 23a through 23c			23d	
	24	Estimated tax penalty (see instructions). Check if Form 2220 is attached u ☐			24	
	25	**Amount owed.** If line 23d is smaller than the total of lines 22c and 24, enter amount owed			25	
	26	**Overpayment.** If line 23d is larger than the total of lines 22c and 24, enter amount overpaid			26	
	27	Enter amount from line 26 **Credited to 2017 estimated tax** u	Refunded u		27	

Sign Here

Under penalties of perjury, I declare that I have examined this return, including accompanying schedules and statements, and to the best of my knowledge and belief, it is true, correct, and complete. Declaration of preparer (other than taxpayer) is based on all information of which preparer has any knowledge.

May the IRS discuss this return with the preparer shown below (see instructions)? ☒ Yes ☐ No

Signature of officer: DAVID GOTTESMANN Date: Title: VICE PRESIDENT

Paid Preparer Use Only

Print/Type preparer's name	Preparer's signature	Date	Check ☐ if self-employed	PTIN
LEA LIBERMAN, CPA		05/23/17		P00025519

Firm's name u LIBERMAN & ASSOCIATES, P.A. Firm's EIN u 65-0858179

Firm's address u 2699 STIRLING RD STE A-305, FT. LAUDERDALE, FL 33312 Phone no. 954-967-6500

For Paperwork Reduction Act Notice, see separate instructions.

DAA

Schedule B Other Information (see instructions)

		Yes	No
1	Check accounting method: a [ ] Cash b [X] Accrual c [ ] Other (specify)		
2	See the instructions and enter the: a Business activity TECHNOLOGY b Product or service PROGRAM APP		
3	At any time during the tax year, was any shareholder of the corporation a disregarded entity, a trust, an estate, or a nominee or similar person? If "Yes," attach Schedule B-1, Information on Certain Shareholders of an S Corporation		X
4	At the end of the tax year, did the corporation:		
a	Own directly 20% or more, or own, directly or indirectly, 50% or more of the total stock issued and outstanding of any foreign or domestic corporation? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Corporation	(ii) Employer Identification Number (if any)	(iii) Country of Incorporation	(iv) Percentage of Stock Owned	(v) If Percentage in (iv) is 100%, Enter the Date (if any) a Qualified Subchapter S Subsidiary Election Was Made

		Yes	No
b	Own directly an interest of 20% or more, or own, directly or indirectly, an interest of 50% or more in the profit, loss, or capital in any foreign or domestic partnership (including an entity treated as a partnership) or in the beneficial interest of a trust? For rules of constructive ownership, see instructions. If "Yes," complete (i) through (v) below		X

(i) Name of Entity	(ii) Employer Identification Number (if any)	(iii) Type of Entity	(iv) Country of Organization	(v) Maximum Percentage Owned in Profit, Loss, or Capital

		Yes	No
5a	At the end of the tax year, did the corporation have any outstanding shares of restricted stock? If "Yes," complete lines (i) and (ii) below.		X
	(i) Total shares of restricted stock		
	(ii) Total shares of non-restricted stock		
b	At the end of the tax year, did the corporation have any outstanding stock options, warrants, or similar instruments? If "Yes," complete lines (i) and (ii) below.		X
	(i) Total shares of stock outstanding at the end of the tax year		
	(ii) Total shares of stock outstanding if all instruments were executed		
6	Has this corporation filed, or is it required to file, **Form 8918,** Material Advisor Disclosure Statement, to provide information on any reportable transaction?		X
7	Check this box if the corporation issued publicly offered debt instruments with original issue discount [ ] If checked, the corporation may have to file **Form 8281,** Information Return for Publicly Offered Original Issue Discount Instruments.		
8	If the corporation: **(a)** was a C corporation before it elected to be an S corporation **or** the corporation acquired an asset with a basis determined by reference to the basis of the asset (or the basis of any other property) in the hands of a C corporation **and (b)** has net unrealized built-in gain in excess of the net recognized built-in gain from prior years, enter the net unrealized built-in gain reduced by net recognized built-in gain from prior years (see instructions) $		
9	Enter the accumulated earnings and profits of the corporation at the end of the tax year. $		
10	Does the corporation satisfy **both** of the following conditions?		
a	The corporation's total receipts (see instructions) for the tax year were less than $250,000		
b	The corporation's total assets at the end of the tax year were less than $250,000	X	
	If "Yes," the corporation is not required to complete Schedules L and M-1.		
11	During the tax year, did the corporation have any non-shareholder debt that was canceled, was forgiven, or had the terms modified so as to reduce the principal amount of the debt?		X
	If "Yes," enter the amount of principal reduction $		
12	During the tax year, was a qualified subchapter S subsidiary election terminated or revoked? If "Yes," see instructions		X
13a	Did the corporation make any payments in 2016 that would require it to file Form(s) 1099?		X
b	If "Yes," did the corporation file or will it file required Forms 1099?		

Schedule K Shareholders' Pro Rata Share Items

Section	Line	Description			Line	Total amount
Income (Loss)	1	Ordinary business income (loss) (page 1, line 21)			1	-3,723
	2	Net rental real estate income (loss) (attach Form 8825)			2	
	3a	Other gross rental income (loss)	3a			
	b	Expenses from other rental activities (attach statement)	3b			
	c	Other net rental income (loss). Subtract line 3b from line 3a			3c	
	4	Interest income			4	
	5	Dividends: a Ordinary dividends			5a	
		b Qualified dividends	5b			
	6	Royalties			6	
	7	Net short-term capital gain (loss) (attach Schedule D (Form 1120S))			7	
	8a	Net long-term capital gain (loss) (attach Schedule D (Form 1120S))			8a	
	b	Collectibles (28%) gain (loss)	8b			
	c	Unrecaptured section 1250 gain (attach statement)	8c			
	9	Net section 1231 gain (loss) (attach Form 4797)			9	
	10	Other income (loss) (see instructions) Type u			10	
Deductions	11	Section 179 deduction (attach Form 4562)			11	
	12a	Charitable contributions			12a	
	b	Investment interest expense			12b	
	c	Section 59(e)(2) expenditures (1) Type u	(2) Amount u		12c(2)	
	d	Other deductions (see instructions) Type u			12d	
Credits	13a	Low-income housing credit (section 42(j)(5))			13a	
	b	Low-income housing credit (other)			13b	
	c	Qualified rehabilitation expenditures (rental real estate) (attach Form 3468, if applicable)			13c	
	d	Other rental real estate credits (see instructions) Type u			13d	
	e	Other rental credits (see instructions) Type u			13e	
	f	Biofuel producer credit (attach Form 6478)			13f	
	g	Other credits (see instructions) Type u			13g	
Foreign Transactions	14a	Name of country or U.S. possession u				
	b	Gross income from all sources			14b	
	c	Gross income sourced at shareholder level			14c	
		Foreign gross income sourced at corporate level				
	d	Passive category			14d	
	e	General category			14e	
	f	Other (attach statement)			14f	
		Deductions allocated and apportioned at shareholder level				
	g	Interest expense			14g	
	h	Other			14h	
		Deductions allocated and apportioned at corporate level to foreign source income				
	i	Passive category			14i	
	j	General category			14j	
	k	Other (attach statement)			14k	
		Other information				
	l	Total foreign taxes (check one): u ☐ Paid ☐ Accrued			14l	
	m	Reduction in taxes available for credit (attach statement)			14m	
	n	Other foreign tax information (attach statement)				
Alternative Minimum Tax (AMT) Items	15a	Post-1986 depreciation adjustment			15a	
	b	Adjusted gain or loss			15b	
	c	Depletion (other than oil and gas)			15c	
	d	Oil, gas, and geothermal properties – gross income			15d	
	e	Oil, gas, and geothermal properties – deductions			15e	
	f	Other AMT items (attach statement)			15f	
Items Affecting Shareholder Basis	16a	Tax-exempt interest income			16a	
	b	Other tax-exempt income			16b	
	c	Nondeductible expenses			16c	317
	d	Distributions (attach statement if required) (see instructions)			16d	
	e	Repayment of loans from shareholders			16e	

Schedule K **Shareholders' Pro Rata Share Items** (continued)

			Total amount
Other Information	17a Investment income	17a	
	b Investment expenses	17b	
	c Dividend distributions paid from accumulated earnings and profits	17c	
	d Other items and amounts (attach statement)		
Reconciliation	18 **Income/loss reconciliation.** Combine the amounts on lines 1 through 10 in the far right column. From the result, subtract the sum of the amounts on lines 11 through 12d and 14l	18	

Schedule L **Balance Sheets per Books**

Assets	Beginning of tax year (a)	Beginning of tax year (b)	End of tax year (c)	End of tax year (d)
1 Cash				12,564
2a Trade notes and accounts receivable				
b Less allowance for bad debts	( )		( )	
3 Inventories				
4 U.S. government obligations				
5 Tax-exempt securities (see instructions)				
6 Other current assets (attach statement)				
7 Loans to shareholders				
8 Mortgage and real estate loans				
9 Other investments (attach statement)				
10a Buildings and other depreciable assets				
b Less accumulated depreciation	( )		( )	
11a Depletable assets				
b Less accumulated depletion	( )		( )	
12 Land (net of any amortization)				
13a Intangible assets (amortizable only)	150		150	
b Less accumulated amortization	(68)	82	(98)	52
14 Other assets (attach statement)				
15 Total assets		82		12,616
Liabilities and Shareholders' Equity				
16 Accounts payable				
17 Mortgages, notes, bonds payable in less than 1 year				
18 Other current liabilities (attach statement) STMT 2		450		
19 Loans from shareholders		23,483		40,507
20 Mortgages, notes, bonds payable in 1 year or more				
21 Other liabilities (attach statement)				
22 Capital stock		150		150
23 Additional paid-in capital				
24 Retained earnings		-24,001		-28,041
25 Adjustments to shareholders' equity (attach statement)				
26 Less cost of treasury stock		( )		( )
27 Total liabilities and shareholders' equity		82		12,616

Schedule M-1 Reconciliation of Income (Loss) per Books With Income (Loss) per Return

Note: The corporation may be required to file Schedule M-3 (see instructions)

1	Net income (loss) per books		5	Income recorded on books this year not included on Schedule K, lines 1 through 10 (itemize):	
2	Income included on Schedule K, lines 1, 2, 3c, 4, 5a, 6, 7, 8a, 9, and 10, not recorded on books this year (itemize)		a	Tax-exempt interest $	
3	Expenses recorded on books this year not included on Schedule K, lines 1 through 12 and 14l (itemize):		6	Deductions included on Schedule K, lines 1 through 12 and 14l, not charged against book income this year (itemize):	
a	Depreciation $		a	Depreciation $	
b	Travel and entertainment $		7	Add lines 5 and 6	
4	Add lines 1 through 3		8	Income (loss) (Schedule K, line 18). Line 4 less line 7	

Schedule M-2 Analysis of Accumulated Adjustments Account, Other Adjustments Account, and Shareholders' Undistributed Taxable Income Previously Taxed (see instructions)

		(a) Accumulated adjustments account	(b) Other adjustments account	(c) Shareholders' undistributed taxable income previously taxed
1	Balance at beginning of tax year	-24,001		
2	Ordinary income from page 1, line 21			
3	Other additions			
4	Loss from page 1, line 21	(3,723)		
5	Other reductions STMT 3	(317)	( )	
6	Combine lines 1 through 5	-28,041		
7	Distributions other than dividend distributions			
8	Balance at end of tax year. Subtract line 7 from line 6	-28,041		

Federal Statements

Statement 1 - Form 1120S, Page 1, Line 19 - Other Deductions

Description	Amount
AUTO REIMB MILEAGE EXPENSE	$ 1,079
INTERNET	256
OFFICE SUPPLIES & EXPENSE	104
PARKING & TOLLS	97
POSTAGE	18
PROFESSIONAL FEES	410
TELEPHONE	378
UTILITIES	728
WEBSITE HOSTING	156
AMORTIZATION	30
50% OF MEALS & ENTERTAINMENT	317
TOTAL	$ 3,573

Statement 2 - Form 1120S, Page 4, Schedule L, Line 18 - Other Current Liabilities

Description	Beginning of Year	End of Year
ACCRUED EXPENSE	$ 450	$
TOTAL	$ 450	$ 0

Statement 3 - Form 1120S, Page 5, Schedule M-2, Line 5(a) - Other Reductions

Description	Amount
MEALS & ENTERTAINMENT	$ 317
TOTAL	$ 317